

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 27, 2015

<u>Via E-mail</u>
Brian Keasberry
Chief Executive Officer
BRK, Inc.
3871 S. Valley View Blvd, Unit 70
Las Vegas, Nevada 89103

> **Re:** **BRK, Inc.**
> **Form PRE 14C**
> **Filed October 9, 2015**
> **File No. 000-54956**

Dear Mr. Keasberry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Information on Consenting Stockholders, page 3

1. Please elaborate on the nature of the consenting shareholders' respective relationships to BRK, Inc. in reasonable detail. We note that several of the consenting stockholders are identified only as "stockholders." In addition, please describe the events that led to your receipt of the written consents and provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

Security Ownership of Certain beneficial Owners of Management, page 3

2. There appear to be inconsistencies in the amount of shares of common stock issued and outstanding. For example, you state that there are 4,308,320 shares of common stock issued on page 3 and page 4 you state that there are 119,093,200 shares of common stock issued and outstanding. Please revise or advise.

<u>Amendment to Articles of Incorporation to Effect a Forward Stock Split at a Ratio of Ten-for-One, page 6</u>

3. We note your disclosure on page 7 that the forward stock split will not change the number of authorized shares of common stock of the company. The amounts reflected in the column entitled number of shares of common stock authorized but unreserved set forth in the table on page 6 do not appear to be correct. Please revise or advise.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any questions.

       Sincerely,

       /s/ Pamela Long

       Pamela Long
       Assistant Director
       Office of Manufacturing and
       Construction